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Exhibit 4.8

SQI Diagnostics Inc.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

        This discussion and analysis covers the unaudited financial statements for the quarters ended June 30, 2011 and 2010, prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The fiscal year end of SQI Diagnostics Inc. ("SQI" or "Company") is September 30th.

        All amounts are expressed in Canadian dollars unless otherwise indicated.

        This discussion and analysis was prepared by management using information available as at August 25, 2011.

        This document contains forward-looking statements that relate to future events or future performance and reflect our expectations and assumptions regarding our growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. In some cases, forward-looking statements can be identified by terminology such as "our goal", "may", "would", "could", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "continue" or the negative of these terms or other similar expressions concerning matters that are not historical facts. The forward-looking statements in this document include, among others, statements regarding our future operating results, economic performance and product development efforts, and statements in respect of:

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  our expected future losses and accumulated deficit levels;

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  our requirement for, and our ability to obtain, future funding on favourable terms or at all;

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  market competition and technological advances of competitive products;

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  our expectations regarding the acceptance of our products by the market;

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  our expectations regarding the progress and the successful and timely completion of the various stages of the regulatory clearance process;

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  our strategy to develop new products and to enhance the capabilities of existing products;

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  our strategy with respect to research and development;

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  our dependence on expanding our customer base;

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  our plans to market, sell and distribute our products;

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  our plans in respect of strategic partnerships for research and development;

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  our ability to obtain a sufficient supply of the components needed for our systems;

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  the effect of operating as a public company in the United States and our plans for compliance;

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  our plans to acquire Scienion;

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  our plans to retain and recruit personnel;

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  our ability to satisfy customer demand for our systems;

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  our plans to correct defects or errors in our systems;

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  the effect of litigation on our business;

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  our strategy with respect to the protection of our intellectual property; and

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  our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements.

        A number of factors could cause actual events, performance or results, including those in respect of the foregoing items, to differ materially from the events, performance and results discussed in the forward-looking statements. Factors that could cause actual events, performance or results to differ materially from those set forth in the forward-looking statements include, but are not limited to:

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  the extent of our future losses;

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  our ability to obtain the capital required to fund development and operations;

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  development or commercialization of similar products by our competitors;

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  our ability to develop and market our products;

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  our ability to comply with applicable governmental and securities regulations and standards;

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  our ability to develop and commercialize our technologies;

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  delays or failures in our ability to develop and implement new diagnostic products;

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  our reliance on a few key and significant customers;

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  our ability to attract and retain skilled and experienced personnel;

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  the impact of changes in the business strategies and development priorities of our strategic partners;

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  loss of suppliers or increases to the cost of the components of our systems;

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  the impact of legislative changes to the healthcare system and regulatory process;

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  the expense of compliance initiatives as a result of operating as a public company in the United States;

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  our ability to maintain effective internal control over financial reporting;

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  our ability to complete the proposed acquisition of Scienion and successfully integrate its business;

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  damage to our manufacturing facility or its failure to accommodate future sales growth;

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  the impact of unknown defects or errors and product liability claims;

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  the impact of liability from the use of hazardous and biological materials and other claims;

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  our ability to successfully manage fluctuations in revenue;

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  foreign currency fluctuations;

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  our ability to obtain patent protection and protect our intellectual property rights and not infringe on the intellectual property rights of others;

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  the expense and potential harm to our business of intellectual property litigation;

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  stock market volatility;

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  changing market conditions;

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  the fact that further equity financing may substantially dilute the interests of our shareholders; and

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  other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with applicable securities regulators, and those which are discussed under the heading "Risk Factors".

        Although the forward-looking statements contained in this management discussion and analysis are based on what we consider to be reasonable assumptions based on information currently available to us, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and our assumptions may prove to be incorrect. These forward-looking statements are made as of the date of this document.

OVERVIEW

        SQI Diagnostics Inc. is a life sciences Company that develops and commercializes proprietary technologies and products for advanced microarray diagnostics. Our goal is to become a leader in the development and commercialization of microarray and multiplexed diagnostics by offering our customers a comprehensive "turnkey" solution that increases the efficiency and ease of diagnostic testing and test development.

        Our target customers — clinical, academic and diagnostic development laboratories — require diagnostic processing equipment and consumable tests ("systems") that are capable of processing large numbers of patient samples at low cost and with minimal labour requirements ("high-throughput systems"). High-throughput systems have not been widely employed in autoimmune disease, allergen or companion diagnostics testing and only limited use of high-throughput systems exists in infectious disease testing. To our knowledge, no fully-automated high-throughput systems exist that are capable of addressing the combined multiplex testing needs of these markets. A fully-automated system capable of providing multiple biomarker measurements in a single test array has the potential to increase a laboratory's throughput with significantly less labour, consumables and other costs

        Our proprietary microarray tests and automated systems are designed to simplify antigen, protein and antibody testing workflow, increase throughput, reduce costs and provide excellent data quality. In many instances, our technology enables analysis that was traditionally unavailable.

        Our high-throughput SQiDworks diagnostic platform is a fully-automated microarray processing and analytical instrument, which provides significant cost savings and other benefits over existing technologies. Additionally, the incremental cost savings of tests run on our fully-automated platform versus existing technologies increase as the complexity of the test increases.

        Our IgX PLEX mircoarrays have the ability to accurately measure multiple biomarkers in a single test. Additionally, our microarray technology uses less patient blood and has fewer steps than traditional methods, which increases the predictive value of the test. The increased predictive value of the test may allow the healthcare provider to choose a treatment plan earlier in the course of the disease.

        Our proprietary multiplex assay development process and microarray manufacturing capabilities, combined with our automated systems, are designed to significantly reduce the complexity and cost to our customers to commercialize microarray tests using their own biomarkers.

        The Company has been primarily involved in research, development and commercialization activities related to its core technology platform since 2003. The Company has expended significant resources to create and protect its technology platform through the filing of patents and in building an automated instrument and multiplexed assay platform. The Company has invested in fostering partnerships with clinicians who are leaders in our disease areas of focus and with potential novel biomarker collaborators. The Company has also incurred costs associated with gathering market intelligence concerning prospective customers, developing a direct sales platform and in marketing and selling to prospective customers.

        The Company has developed its fully automated SQiDworks and semi-automated SQiDman™ microarray-based test platforms that enable laboratory customers to generate multiple patient test results with less than one unit of traditional 'test effort'. The Company has received marketing clearance from the United States Food & Drug Administration ("FDA"), Canadian regulatory approval for, and has CE Marked, its fully automated, high throughput SQiDworks platform. SQiDworks is the only fully-automated microarray processing system to achieve these regulatory clearances.

        The SQiDworks platforms are to be used to run a menu of tests used to aid in the diagnosis of a wide range of diseases in targeted market segments. The Company has received clearance from the FDA and Canadian regulatory approval for qualitative rheumatoid arthritis (RA) test kits used to detect and measure a panel of biomarkers to aid in the diagnosis of rheumatoid arthritis. The Company has also received clearance from the FDA and Canadian regulatory approval for qualitative celiac disease test kits. The quantitative RA assay has been licensed in Canada and CE Marked in Europe. The quantitative celiac assay has been licensed in Canada and CE Marked in Europe.

        The Company is currently marketing its quantitative celiac assay during the remainder of the 2011 calendar year.

        The Company is focusing on the continued development of a pipeline of other tests that can be processed on the SQiDworks platform. The Company is moving these assays through the development pipeline and expects to advance additional test kits through the regulatory process during fiscal 2011 as discussed further in this document. The Company is also focused on the release of SQiDlite, our second generation diagnostic platform. This platform will be a fully-automated microarray processing and analytic platform. It is intended to be a bench-top system able to process multiple sizes of microarray devices from single 8-well strips up to a single 96 well microarray plate. This system is based on the same technology and uses many of the same components as our SQiDworks system. It is targeted at small to medium sized diagnostic customers. Subsequent to the fiscal period end, the Company previewed a prototype of the SQiDlite system at the American Association for Clinical Chemistry Annual Conference (24-28 July 2011).

        We plan to add additional services targeted at laboratory and other customers to leverage our expertise in assay design and microarray printing. This initiative is intended to enable our customers to expand the use of our SQiDworks and SQiDlite platforms by converting their content to microarrays. Subsequent to the period end, we presented the results of a collaborative research study where we included biomarkers of interest to a target customer to our in-development vasculitis panel. Our additional services will enable customers to add target biomarkers to an existing panel of biomarkers that they can then offer to their customers, or they may request an entire panel of protein-based biomarkers to be developed into a Research Use Only (RUO) microarray for which they may decide to seek Lab Developed Test regulatory clearance.

        Subsequent to quarter-end, the Company announced the proposed acquisition of all of the issued and outstanding shares of Scienion AG, a German company that we believe is a market leader for microarray development, production arrayer printing systems and contract print and development services for the life science industry. Scienion develops and markets a range of commercial microarray printing equipment and provides custom print and commercial print services. The Company believes that the combination of its platform, assays and, as developed, its test menu with, if the acquisition is completed, Scienion's industry leading print technologies, will enable the combined Company to become a leader in end-to-end microarray-based diagnostic systems, microarray printing and assay development services.

Status of Development Program

        The Company's development program includes several major components which the Company expects will advance its commercialization strategy. The status of each component is summarized and discussed in further detail below:

Approval Status
Product	Development Status	Canada	United States	Europe
SQiDworks™ Diagnostics Platform	Complete	Licensed	Cleared as a system with IgX PLEX RA Assay	CE Marked
SQiDlite Platform	Development
SQiDman Analyzer	Development — RUO	Not required — RUO	Not required — RUO	Not required — RUO
IgX PLEX Rheumatoid Arthritis Assay (Qualitative)	Complete	Licensed	Cleared
IgX PLEX Rheumatoid Arthritis Assay (Quantitative) *	Complete	Licensed		CE Marked
IgX PLEX Celiac (Qualitative)	Complete	Licensed	Cleared
IgX PLEX Celiac Panel (Quantitative)	Complete	Licensed		CE Marked
IgX PLEX Vasculitis Panel (Quantitative)	Final Development
IgX PLEX Celiac DGP Panel (Quantitative)	Final Development
IgX PLEX Rheumatoid Arthritis Panel with expanded markers (Quantitative)	Final Development
IgX PLEX Lupus Panel (Quantitative)	Development
IgX PLEX TNF Assay (Quantitative)	Development
IgX PLEX IBD — Crohn's Disease (Quantitative)	Proof of Concept
IgX PLEX APS (Quantitative)	Proof of Concept

*
Marketed in Canada under the name "QuantiSpot Rheumatoid Arthritis"

        The Company's SQiDworks and SQiDman platforms are also capable of running RUO and Investigational Use Only (IUO) test kits and the Company is exploring sales opportunities related to these applications of its platform with the Company's products as well as through the potential development of target customers' content. Delivering RUO/IUO product based on customer owned content would require collaboration and assay development though this effort would be materially less than that experienced with the Company's pipeline of regulatory-cleared products. This creates additional new revenue opportunities for the Company.

        The Company continues to focus on its in-market tests and believes that it must continuously improve and update its products. The Company has identified and has moved into development enhancements to the existing RA and celiac test panels. These enhancements include fully quantitative IgX PLEX microarray technology and expanded biomarker content. The Health Canada approval for IgX PLEX Celiac Quantitative test kit represents the first approval of the Company's second generation fully quantitative test. The enhancements to the RA panel are in the advanced stages of development.

        All in-development tests will utilize this second generation, fully quantitative multiplexing technology; the Company believes these enhancements will provide significant market advantages compared to our competitors.

        The Company's development pipeline includes multiplexed test for vasculitis, lupus and IBD-Crohn's. These tests are advancing through the development pipeline with the goal of moving some if not all of these tests into the regulatory filed stage during the remainder of fiscal 2011 and 2012.

Status of Commercialization Activities and Other Events in the Fiscal Year to Date

        During the quarter-ended June 30, 2011, the Company invested in its sales and marketing team, its science, commercialization, and regulatory groups, and in infrastructure. The Company's sales efforts are focusing on the North American market and European targets to generate sales to targeted customers of the currently approved system, including the SQiDworks fully automated analytical platform and RA and celiac tests.

        Following is an overview of the Company's achievements for the fiscal year to date:

(a)
The Company continued to develop its commercial relationship with Gamma Dynacare Medical Labs (GDML) during the quarter-ended June 30, 2011 and achieved additional sales of our RA product in this quarter. The Company is working closely with GDML to develop its multiplexed RA business and in January 2011 GDML released its newsletter that focused on our RA multiplexed product. This marketing material described the benefits of multiplexing rheumatoid arthritis biomarkers on an automated platform to all of GDML's customers and is featured on GDML's website. The Company believes that this and similar marketing efforts will drive the continued growth of our RA product at GDML.

(b)
The Company has provided quantitative celiac test kits on an investigational use only basis to GDML enabling their internal review of the product's performance. The internal review by GDML, which is progressing well, is expected to lead to the expansion of the current contract to include the sale to them of our quantitative celiac test kits. GDML has released another newsletter with Celiac 4 plex quantitative being the focus of attention.

(c)
Progressed a number of pipeline diagnostic tests through our discovery and development program;

(i)
During the quarter-ended June 30, 2011, the Company received FDA clearance for its automated SQiDworks diagnostics platform and its IgX PLEX celiac qualitative assay for marketing in the United States and Health Canada approval for our quantitative celiac test.

(ii)
The Company's vasculitis assay continues to progress through the assay development pipeline and is expected to complete clinical validation in the fourth quarter of calendar 2011. Collaborative studies demonstrating the utility of the Company's assays were presented at the 15th International Vasculitis and ANCA Workshop May 15th — 18th, 2011.

(iii)
The Company's quantitative lupus test panel is in the assay development stage. Moving the lupus panel through development is a significant achievement. The current development results show that SQI is able to effectively multiplex up to 16 protein biomarkers, including double stranded DNA. This is our largest panel to date and management believes that, if approved, it will provide SQI with the only such product in the market. Management also believes that the successful completion and clearance of the lupus product will be transformative to the Company's commercial position. The Company expects to initiate clinical validation of this product during calendar 2011, and to complete regulatory filings shortly thereafter.

  (iv)
  The Company's IBD-Crohn's candidate test panel is in the proof-of-concept stage and is being actively developed with the expectation of being completed and filed for regulatory approvals during calendar 2012.

  (v)
  Development continued on the anti-TNF test candidate, based on the expanded performance requirements requested by our partner, Mount Sinai Services. The Company continues to complete the commercialization of this product and expects to have a commercial product available by the end of calendar 2011.

  (vi)
  Initiated the platform development program for SQiDlite and continued platform development to commercialize our SQiDman platform, with a target to complete development on a timeline to coincide with customer requirements for potential collaborations. The SQiDman platform is currently not targeted at IVD applications but in the near-term may be used by our collaborators and customers to assist in the development of their content into SQI-developed microarray RUO/IUO or LDT products. The development of the SQiDlite platform addresses the needs of smaller and mid-market IVD customers and of the research market. The SQiDlite platform will be developed as an automated device with the flexibility to process and analyze varying sizes of consumables up to the current 96-well consumable used in the SQiDworks;

(d)
Partnering Summary

        The following table provides an overview of our partnering collaborations and the relevant pipeline product as at the period end:

Partner Institute	Pipeline Product	Purpose
Cleveland Clinic	Rheumatoid arthritis, IBD	Serum Samples Clinical Validation Collaboration
Beth Israel Deaconess Medical Center	Celiac, anti-TNF	Serum Samples Collaboration/Publication
Hospital Clinic De Barcelona, Spain	Vasculitis	Serum Samples Collaboration/Publication
University Hospital Maastricht, The Netherlands	Vasculitis	Serum Samples Collaboration
The University of North Carolina at Chapel Hill	Vasculitis	Collaboration Serum Samples Clinical Validation

*
All Partnering Institutes are located in the USA unless otherwise annotated.

CORPORATE FINANCING TRANSACTIONS

        During the three months ended June 30, 2011 a total of 33,334 employee stock options were exercised at a price of $1.20 for total proceeds of $40,000.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

        These financial statements are prepared in accordance with Canadian GAAP.

        The significant accounting policies that management believes are the most critical in fully understanding and evaluating the reported financial results include the following:

Patents and Trademarks

        The costs relating to patent and trademark fees are deferred and amortized over 10 years on a straight-line basis. Patents and trademarks are recorded net of accumulated amortization of $715,000 (September 30, 2010 — $627,000).

Research and Development Costs

        Research costs are charged to earnings in the period in which they are incurred. Development costs are expensed as incurred or deferred if they meet the criteria for deferral under Canadian generally accepted accounting principles and are expected to provide future benefits with reasonable certainty. At June 30, 2011, the Company has developed a pipeline of novel tests for its diagnostic system. Deferral criteria have not yet been met, and accordingly, all development costs have been expensed.

Stock-Based Compensation and Other Stock-Based Payments

        The Company applies a fair value based method of accounting for all stock-based payments. Accordingly, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable. Stock-based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus. Consideration received upon the exercise of stock options is credited to share capital, at which time, the related contributed surplus is transferred to share capital.

Share Issuance Costs

        Costs incurred in connection with the issuance of capital stock are netted against the proceeds received.

Income Taxes

        The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Use of Estimates

        The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of the useful lives of property and equipment and patents and trademarks for amortization purposes, valuation of investment tax credits receivable, valuation of stock options and warrants and valuation allowance on future tax assets.

Recent Accounting Pronouncements

(i)    Adoption of New Accounting Pronouncements
Business Combinations

        In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. In addition, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements, while section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

        These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Company adopted the new standards on October 1, 2010.

Recent Accounting Pronouncements Issued and Not Yet Applied
(ii)    International Financial Reporting Standards (IFRS)

        Effective January 1, 2011 the CICA has adopted International Financial Reporting Standards ("IFRS"). The Company will be required to adopt IFRS for its 2012 fiscal year and will be required to provide IFRS comparative information for the previous fiscal year. The Company continues to assess and plan for the conversion to IFRS. We have identified the main differences between existing Canadian GAAP and IFRS standards and begun quantifying the reporting differences. The Company has a conversion plan in place and believes it has the resources in place to meet the conversion timelines. The following are the main differences and the expected impact on our business processes and information systems:

Key Accounting Areas	Expected impact on the Company
IFRS 1 First time adoption of IFRS	The Company has selected the applicable exemptions under IFRS.

Additional reconciliations and disclosure upon the initial conversion to IFRS will be included in the initial statements presented under IFRS commencing in the first quarter of fiscal 2012. The Company has begun the process of assessing and preparing the additional reconciliation. The Company is reviewing the disclosure requirements including the disclosure of other corporations which have already adopted IFRS.
IAS 16 Property Plant and Equipment

The Company has commenced a study of the useful life of each component of property plant and equipment and will restate, if applicable, the historic amortization expense. Based on the preliminary results of the study the Company does not expect a material adjustment upon adoption of IFRS.
IAS 36 Impairment of Assets

The Company will evaluate potential impairments using discounted cash flow analysis as required under IFRS. Based on our preliminary review the Company does not expect a material adjustment upon adoption of IFRS.
IAS 12 Income Tax

The Company has accumulated non-capital losses, undeducted scientific research and development costs, and investment tax credits that have not been reflected in the financial statements. These items will need to be assessed based on the IFRS criteria to ensure proper classification on the balance sheet. The Company believes that these items will not meet the criteria for inclusion on the balance sheet and will continue to be disclosed in the notes to the annual financial statements.
IFRS 2 Share based payments

IFRS 2 requires that each tranche of options with graded vesting be treated as a separate award. IFRS 2 also requires an estimate of forfeitures to be factored into the determination of compensations costs.

The Company expects to utilize the exemptions under IFRS 1 when converting to the new standard. The Company has begun to calculate the impact on all unvested tranches of options at the date of transition. Based on our preliminary calculation we expect the adjustment to increase the opening deficit by $180,000.
IAS 1 Financial Statement Presentation	Additional disclosure required as well as selection between presentation alternative will be addressed in the initial statements presented under IFRS.

The Company is analyzing the impact of the changes on its financial statements through a review of the standards as well as a review of the financial reports of corporations with earlier adoption dates.

Key Accounting Areas	Expected impact on the Company
The Company does not believe there will be a material change to its financial statement presentation.

        The Company believes it has the financial reporting expertise in place to complete the transition to IFRS and does not believe the transition will materially impact its business activities. As the review of accounting policies is further finalized, we will review internal controls over financial reporting and the disclosure controls and policies and, where necessary, changes will be made.

        At this point, the only area of impact is expected to result from IFRS 2 Share based payments. The implementation of the changes as a result of adopting IFRS 2 is not expected to have a material impact on the Company's internal controls over financial reporting or its disclosure controls and policies.

SELECTED FINANCIAL INFORMATION

Third Quarter Commentary

        The table below summarizes quarterly financial information for the 3 month periods shown.

	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010
	(000s)	(000s)	(000s)	(000s)
Revenue	$9	$4	$18	$14
Net Loss	$2,691	$1,874	$2,255	$2,621
Net Loss Per Share	$(0.08)	$(0.07)	$(0.08)	$(0.06)
Weighted Average Shares	33,936	33,852	33,759	32,705

	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009
	(000s)	(000s)	(000s)	(000s)
Revenue	$6	$10	$5	$7
Net Loss	$1,812	$2,020	$1,620	$1,616
Net Loss Per Share	$(0.06)	$(0.07)	$(0.06)	$(0.06)
Weighted Average Shares	30,790	29,917	27,930	27,271

        Revenue for the quarter-ended June 30, 2011 was $9,000 compared to $6,000 for the quarter-ended June 30, 2010. Revenue for the nine months ended June 30, 2011 was $31,000 compared to $21,000 for the nine months ended June 30, 2010. Revenue for the three and nine months ended June 30, 2011 included sales of its QuantiSpot RA test kits, there were no product sales during the same period in 2010. Revenue in the three and nine months ended June 30, 2010 resulted from consulting services provided to a related party; these services were not performed in the quarters ended March 31, 2011 and June 30, 2011.

        For the quarter-ended June 30, 2011, the Company recorded a net loss of $2,691,000 ($0.08 net loss per share) compared to a net loss of $1,812,000 ($0.06 net loss per share) for the quarter-ended June 30, 2010. Per share values are based on the weighted average shares outstanding in the period. The net loss for the nine months ended June 30, 2011 was $6,820,000 ($0.20 net loss per share) compared to a net loss of $5,452,000 ($0.18 net loss per share) for the nine months ended June 30, 2010. For the quarter-ended June 30, 2011 there was an average of 33,936,000 shares outstanding (nine months ended June 30, 2011 — 33,849,000).

        The net loss was greater for the three and nine months ended June 30, 2011 compared to the three and nine months ended June 30, 2010. The Company's intensified R&D efforts that began in the 2010 fiscal year have resulted, year to date, in increases in all R&D costs. These costs are primarily related to expenses in the discovery efforts for and development of assays as detailed below. Additional other expenses incurred included ordinary increases in wage and wage-related expenses owing to an increase in personnel, increased lab expenditures to support the greater number of projects, and other direct costs including serum acquisition and development and validation partner costs. Sales and marketing expense was higher in the nine months ended June 30, 2011 owing to additional travel and contract resources in sales and marketing as the Company continued to increase its sales effort for approved IgX PLEX assays in Canada and the United States and in anticipation of further product approvals. Professional and consulting costs were higher in the three and nine months ended June 30, 2011 due to legal and accounting costs incurred related to the acquisition of Scienion AG.

        R&D expenditures for the quarter-ended June 30, 2011 were $1,443,000 compared to the $1,111,000 for the quarter-ended June 30, 2010. R&D expenditures for the nine month period ended June 30, 2011 were $4,056,000 compared to the $3,438,000 for the nine month period ended June 30, 2010. The increase in R&D expense for the three month period ended June 30, 2011 compared to the three months ending June 30, 2010 resulted from the SRED investment tax credit being recorded in the quarter-ended June 30, 2010, whereas the 2011 credit was recorded in the quarter-ended March 31, 2011. Increased R&D costs in the three months ended June 30, 2011 were offset by reductions in R&D recruiting and reduced regulatory costs compared to the same quarter in 2010. The increase in R&D expense for the nine month period ended June 30, 2011 compared to the nine months ending June 30, 2010 resulted from increased R&D activity with an increased number of assay panels in development and to continued regulatory validation efforts related to the celiac products. In the nine months ended June 30, 2011, in addition to the celiac assay in regulatory validation, the Company had five panels in development and 1 additional panel in early discovery and development. In the third quarter of fiscal 2010 the Company had 5 panels in discovery and development. Also contributing to the increase in R&D costs is the annualized effect in the nine months ended June 30, 2011 of personnel additions made over the nine months ended June 30, 2010 as the Company accelerated its R&D efforts.

        Corporate expenses include, primarily, salaries and related expenses (including benefits and payroll taxes) of the Company other than salaries and related expenses paid to personnel engaged in research and development. General and Administrative expenses include facility costs, insurance costs, and foreign exchange expenses. Corporate and general expenses totalled $400,000 for the three months ended June 30, 2011 compared to $262,000 for the three months ended June 30, 2010. Corporate and general expenses totalled $1,056,000 for the nine months ended June 30, 2011 compared to $728,000 for the nine months ended June 30, 2010. The increase from the three and nine months ended June 30, 2010 compared to the same periods in 2011 was primarily a result of higher salary costs, increased personnel and increased occupancy costs. Corporate expenses also included a loss on the disposition of equipment in the nine months ended June 30, 2011; there was no similar loss in the nine months ended June 30, 2010.

        Professional consulting (legal, accounting, Board of Directors compensation, recruiting, administrative contractor, and investor relations) costs in the three months ended June 30, 2011 were $469,000 compared to $140,000 for the three months ended June 30, 2010. Professional consulting costs were $669,000 for the nine months ended June 30, 2011 compared $437,000 for the nine months ended June 30, 2010. The increase in professional and consulting costs in the three and nine months ended June 30, 2011 were primarily related to legal and consulting costs related to the acquisition of Scienion.

        Sales and Marketing expenses were primarily related to sales and marketing consultant fees and to travel related to selling activities in the quarter. Sales and marketing expenses totalled $114,000 for the three months ended June 30, 2011 compared to $116,000 for the three months ended June 30, 2010. Sales and marketing expenses totalled $329,000 for the nine months ended June 30, 2011 compared to $309,000 for the nine months ended June 30, 2010. The increase in sales and marketing expenses for the nine months ended June 30, 2011 compared to the nine months ended June 30, 2010 were primarily related to additional consulting costs paid to increase staffing to support product pipeline and commercialization efforts. Sales and Marketing costs in the quarter-ended June 30, 2010 included costs for an additional sales contractor; this cost was not incurred in 2011.

        Operational expenses were partially offset by interest income earned on short-term investments of $14,000 for the three ended June 30, 2011 (nine months — $56,000) compared to $8,000 for three months ended June 30, 2010 (nine months — $20,000). The Company invests its cash in variable term cashable government investment certificates and short-term money market deposits.

        Non-cash stock based compensation charges totalled $144,000 for the three months ended June 30, 2011 (nine months — $372,000) compared to $69,000 for the three months ended June 30, 2010 (nine months — $184,000). The related stock option issuances are described further below in the Outstanding Share Capital section.

OUTLOOK

        Management expects losses to continue for the current fiscal year as investment continues in product development and commercialization efforts on its pipeline of autoimmune test kits and platforms, as well as investment in sales and marketing. During the remainder of the 2011 fiscal year the Company intends to focus on sales of its growing autoimmune test menu and placing SQiDworks systems in Canadian, US and European customers for system evaluation. We expect that some, or all, of these evaluation placements will lead to commercial acceptance and revenues from sales of consumable test kits in the future. The Company delivered one such evaluation placement in the 2010 fiscal year to GDML. Subsequent to GDML's 90 day internal acceptance and validation testing the Company executed a commercial agreement and has generated revenue since the fourth quarter of fiscal 2010. GDML is presently evaluating the Company's quantitative celiac test kits and management is optimistic that this evaluation will lead to additional revenues from GDML attributed to IgX

PLEX Quantitative Celiac kits in fiscal 2011. The Company also intends to focus on its expanding tools and services product offerings to generate additional sales opportunities during the remainder of the 2011 fiscal year.

Related Party Transactions

        Transactions with related parties occur in the normal course of business and are measured at the exchange amount. Related party transactions are described below, unless they have been disclosed elsewhere in the financial statements.

        Included in general and administrative expense for the three month period ended June 30, 2011 is $13,000 (three month period ended June 30, 2010 — $12,000) compared to $38,000 for the nine month period ended June 30, 2011 (nine month period ended June 30, 2010 $37,000), related to recovery of occupancy costs from a corporation in which an officer of the Company is also an officer. Consulting fee revenue of NIL for the three month ended June 30, 2011 (three month ended June 30, 2010 — $6,000) was earned from this corporation compared to $9,000 for the nine month period ended June 30, 2011 (nine month period ended June 30, 2010 $21,000). At quarter-end, $1,000 (September 30, 2010 — $1,000) due from this corporation is included in amounts receivable.

Sources and Uses of Cash

        Operational activities for the quarter-ended June 30, 2011 were financed by cash on hand.

        At June 30, 2011, current assets were $3,766,000 compared to $9,902,000 at September 30, 2010. Working capital as at June 30, 2011 was $2,238,000 compared to $8,930,000 at September 30, 2010.

        Cash used in investing activities for the quarter-ended June 30, 2011 was $130,000 compared to $287,000 for the quarter-ended June 30, 2010. Increased investing activities in the three months ended June 30, 2010 was a result of additional laboratory equipment purchased to expand research and development efforts. Cash used in investing activities for the nine months ended June 30, 2011 was $557,000 compared to $468,000 for the nine months ended June 30, 2010. Increased additions to property and equipment in the current nine month period reflect the Company's investment in (1) an overhaul of its out-dated network and data storage infrastructure to expand its data storage capacity required to support the research and development program and to enhance its disaster recovery system to protect the vast amounts of data generated through product development and validation, and (2) a SQiDworks platform for internal use for platform development activities.

        During the nine months ended June 30, 2011 a total of 81,668 options were exercised at an average price of $1.45 for total proceeds of $119,000.

        During the nine months ended June 30, 2011 106,520 warrants with an expiry date of January 22, 2011 were exercised for total proceeds of $133,000.

Risks

        The Company is subject to various risks. Factors that could cause results or events to differ materially from management's current expectations include, but are not limited to:

  •
  We have incurred losses and expect to do so in the foreseeable future;

  •
  Our future capital needs are uncertain and we will need to raise additional funds in the future, which may not be available on a timely basis or on commercially reasonable terms;

  •
  Market competition and technological advances of similar diagnostics products could reduce the attractiveness of our products or render them obsolete;

  •
  If our products fail to achieve and sustain sufficient market acceptance, our revenue will be adversely affected;

  •
  We are subject to complex regulatory compliance requirements and the failure to obtain, or the withdrawal of, regulatory clearance or approval for our products could adversely affect our ability to market our products and/or require us to incur significant costs to comply with such requirements;

  •
  We may not be able to develop new products or enhance the capabilities of our existing diagnostics products to keep pace with rapidly changing technology and customer requirements;

  •
  Research and development of diagnostic products requires significant testing and investment and may not result in commercially viable products within the timeline anticipated, if at all;

  •
  We may need additional capacity to meet our manufacturing needs at the end of 2012; and

  •
  Our future success depends upon our ability to expand our customer base and introduce new products and services.

        Please refer to our annual information form dated June 15, 2011 for a complete discussion of risks and uncertainties.

        The Company's SQiDworks automated analytical platform and its lead IgX PLEX RA multiplexed test kit, which have received regulatory clearances in Canada, Europe and the United States, are believed to be the first microarray technologies in the autoimmune disease market to receive such clearances. The Company has continued to build on this regulatory success with the Health Canada licensing of its IgX PLEX Celiac Qualitative test and its IgX PLEX Celiac Quantitative test, also CE Marked in Europe. With the Health Canada approval for the first second generation fully quantitative assay, the Company anticipates that its quantitative celiac product line will progress commercially, later this year with the release of a 6-plex quantitative panel that adds additional emerging biomarkers for markets in Canada, the US and Europe.

        Our tests are designed to run only on the SQiDworks platform. In order to obtain approval for the SQiDworks platform and the Company's consumable tests for sale in the United States, our largest target market, the FDA typically requires the conduct of clinical validation studies to compare the performance of a new test to predicate tests currently approved for sale in the US. Upon successful completion of validation studies conducted at both SQI's labs and at multiple third party labs, the data derived are then presented to the FDA in the form of a 510(k) Pre-market Notification. It is typical for the external validation studies to take several months to complete and upon receipt of a completed 510(k) submission the FDA may take up to 180 days to render a decision on the application, not including any "time-outs" which the Company may take to prepare responses to various inquiries from the FDA. The Company believes the experience gained in obtaining the clearance of the SQiDworks, RA test and celiac test, will enable it to complete and file applications for clearance of the subsequently developed pipeline of assays more efficiently. This in turn may result in shorter review periods at the FDA than was experienced with the SQiDworks-RA system. The timing of such clearances is dependent on several factors some of which are not controlled by the Company.

        During the current reporting period the Company did not earn significant revenues from its test kits or SQiDworks platform. Management believes that material revenues from the sale of its test kits may be achieved in the 2011 calendar year; this is subject to certain risks including without limitation, the continued success of the development program and regulatory approvals of the products. The continuation of the Company's research, development and commercialization activities along with investment in marketing and sales is dependent upon the Company's ability to successfully manage its growth, investment in continued pipeline development and its cash requirements.

        We are exposed to market risks related to changes in interest rates and foreign currency exchange rates, which could affect the value of our current assets and liabilities. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our cash investment, due to the prime interest rate based nature of the investment. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.

        Management will continue to review the Company's financial needs and to seek additional capital financing as required from sources that may include equity financing, debt financing, collaborative projects and licensing arrangements; however, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered. On July 07, 2011, management announced that the Company had filed a preliminary short form base PREP prospectus with the Ontario Securities Commission and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with a proposed offering of common shares.

Outstanding Share Capital

        As at June 30, 2011, there were 33,946,000 common shares issued and outstanding.

        The following tables describe the securities that have been issued that are convertible under certain conditions into common shares:

        The Company had the following warrants outstanding at June 30, 2011:

Number of Warrants	Purchase Price	Expiry Date
1,199,000	$4.00	December 4, 2011
237,000	$1.90	December 23, 2011
1,140,000	$5.00	August 12, 2012
57,000	$2.50	August 12, 2012

2,633,000

        The Company had the following stock options outstanding under the Plan at June 30, 2011:

Number of Options (000s)	Exercise Price	Expiry Date
58,000	$1.20	August 29, 2011
143,000	$1.74	August 7, 2012
50,000	$1.50	October 23, 2012
758,000	$1.60	February 15, 2013
255,000	$1.75	August 26, 2013
78,000	$1.30	May 21, 2014
25,000	$3.26	November 03, 2014
107,000	$2.25	February 22, 2015
50,000	$2.10	May 27, 2015
175,000	$2.50	August 16, 2015
100,000	$2.90	October 4, 2015
60,000	$2.85	January 31, 2016

1,859,000

Off-Balance Sheet Arrangements

        The Company has no off-balance sheet arrangements.

Future Prospects

        In its current state of evolution, management believes that the Company has assembled the necessary intellectual, financial, and human capital to advance its current pipeline of autoimmune test panels and the SQiDworks system through the completion of clinical validation studies and regulatory filings in Canada, the U.S. and Europe. The Company believes that completion of its quantitative RA and celiac products justifies the current intensified investment in development and commercialization of its pipeline of an additional group of at least eight autoimmune microarray diagnostic panels over the next eighteen months. It further believes that successful completion of these tests in development, and collaborations with its partners, may lead to the identification and commercialization of other test panels, not currently contemplated or in development, addressing unmet medical needs in the diagnosis or therapies for autoimmune, infectious disease and allergy management.

        Management believes that the successful completion of its acquisition of Scienion, announced July 4, 2011 will enable us to:

  •
  combine our assay commercialization capabilities, our range of cleared and in-development processing and analytical systems for running microarray tests and the expertise of the two companies for highly technical microarray printing capabilities;

  •
  strengthen our technology leadership position in microarray printing, surface chemistry, and automation of microarray processes;

  •
  accelerate the commercialization of our pipeline of RUO and IVD systems through the use of Scienion's arrayer equipment and complete "print solutions";

  •
  provide us with access to Scienion's base of more than 400 customers, many of whom are potential customers for our service offerings and RUO and IVD products;

  •
  provide sales support for Scienion's equipment, products and services in North America;

  •
  give us access to Scienion's sales and engineering field service to leverage our suite of diagnostic products and services in Europe and Asia; and

  •
  diversify our revenues and add financial strength.

        SQI's operational objectives are straightforward: generate revenue from products in the regulatory jurisdictions for which we have acquired regulatory approvals or licenses; continue successful commercialization and continuous improvement of a menu of autoimmune test kits; and, expand partnerships and other strategic relationships to enhance our product offerings or revenues. Success in these steps will allow the Company to further validate its multiplexing model, value proposition and to roll-out and sell its products to customers in its target markets.

        Our goal is to become an industry leader in the development and commercialization of microarray and multiplexing diagnostic systems. We intend to accomplish this goal through:

  •
  Product development efforts. We are continuing to focus our research and development on high-volume, high-margin, multiplexed tests for diseases for which there are existing tests that have reimbursement programs in place and predicate technologies that have received FDA clearance.

  •
  Strategic market penetration. We have identified and are marketing our turnkey SQiDworks platform and approved assays to a specific group of laboratories which process high volumes of tests and typically adopt new technologies to gain market share.

  •
  Leveraging our core technology and expertise to access new markets and new customers. Our technology and microarray development processes enable us to provide customized third party microarray formatted test development and manufacturing services.

  •
  Seeking partnerships and strategic acquisitions. With our proposed acquisition of Scienion, we intend to become the industry leader in printing solutions, which we expect will enable us to quickly expand our third party development and microarray manufacturing services. We intend to continue to seek partnerships that will enable us to expand into new markets, broaden and deepen our lines of business and develop and strengthen our relationships with our customers.

  •
  Leading through innovation. We intend to continue our research and development in each of our lines of business in order to become the industry leader in multiplexing microarrays.

        The Company will continue to invest in research and development activities related to its core platform technologies of microarray-based assays and detection devices.

DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

        The accompanying financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. For quarterly reporting periods, the Company's financial statements are approved by the Audit Committee and the Board of Directors. For annual reporting periods, the Company's financial statements are approved by the Board of Directors upon recommendation by the Audit Committee. The integrity and objectivity of these financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the financial statements.

        In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

        In particular, the CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures ("DC&Ps") and internal controls over financial reporting ("ICFRs") for the Company, and have:

  (a)
  designed such DC&Ps, or caused them to be designed under supervision, to provide reasonable assurance that material information is made known during the period in which the annual and quarterly filings are being prepared;

  (b)
  designed such ICFRs, or caused them to be designed under supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP;

  (c)
  evaluated the design and effectiveness of the Company's DC&Ps as of the quarter-ended June 30, 2011;

  (d)
  have concluded that a material design weakness in the ICFRs may exist in terms of the inadequate segregation of certain duties, which is typical of development stage companies; mitigating factors, including dual-payment authorization policies and transparent internal financial transaction reporting processes, serve to minimize the risk that such design weakness could result in a material misstatement of results for the quarter-ended June 30, 2011; and

  (e)
  have concluded that, other than the item described above in sub-point (d), there are no additional material design weaknesses in the DC&Ps or ICFRs, and that the effectiveness of the DC&Ps is sufficient to expect the prevention or detection of material misstatements of results.

        The financial statements include amounts that are based on the best estimates and judgments of management. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors, all of whom are independent and not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

QuickLinks

  Exhibit 4.8